Exhibit 21
List of Subsidiaries
October 31, 2005

Name	State of Incorporation	Identity of Business Unit

Subsidiaries of Piedmont Natural Gas Company, Inc.:
Piedmont Energy Partners, Inc.	North Carolina	Holding Company

Piedmont Hardy Storage Company, Inc.	North Carolina	Member of Hardy Storage Company, LLC

Subsidiaries of Piedmont Energy Partners, Inc.:
Piedmont Propane Company	North Carolina	Dormant

Piedmont Interstate Pipeline Company	North Carolina	Member of Pine Needle LNG Company, L.L.C.

Piedmont Intrastate Pipeline Company	North Carolina	Member of Cardinal Pipeline Company, L.L.C.

Piedmont Energy Company	North Carolina	Member of SouthStar Energy Services, LLC